UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
(Amendment No.    )*

Fog Cutter Capital Group Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

971892104

(CUSIP Number)

March 6, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 971892104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Fog Cutter Long-Term Vesting Trust (93-6349915)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 697,700 shares of Common Stock. See Item 4.

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 697,700 shares of Common Stock. See Item 4.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 697,700 shares of Common Stock. See Item 4.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.8% of shares of Common Stock. See Item 4.

12.	Type of Reporting Person (See Instructions) OO

Item 1.
	(a)	Name of Issuer Fog Cutter Capital Group Inc.
	(b)	Address of Issuer’s Principal Executive Offices 1410 SW Jefferson Street Portland, Oregon 97201-2548

Item 2.
	(a)	Name of Person Filing Fog Cutter Long-Term Vesting Trust
	(b)	Address of Principal Business Office or, if none, Residence c/o Fog Cutter Capital Group Inc. 1410 SW Jefferson Street Portland, Oregon 97201-2548
	(c)	Citizenship United States
	(d)	Title of Class of Securities Common Stock, $.0001 par value per share (the “Common Stock”).
	(e)	CUSIP Number 971892104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:
Fog Cutter Long-Term Vesting Trust (the “Trust”)  was established in October 2000 by Fog Cutter Capital Group Inc. (the “Company”) for the benefit of the Company’s employees and directors to raise their ownership in the Company, thereby strengthening the mutuality of interests between them and the Company’s stockholders.

The Trust may be deemed to beneficially own 697,700 shares of Common Stock, of which shares  the Trust disclaims beneficial ownership.  Pursuant to the terms of the Trust, the trustees will, from time to time, allocate the shares to the Company’s employees.  An employee will not have any rights with respect to any shares allocated to him unless and until the employee completes five years of continuous service with the Company, commencing with the date the employee is first allocated such shares; provided however, that the trustees and the Company may agree in writing that the period of service need not be continuous for an officer or employee who leaves the Company for a period of not more than 36 months.  Prior to the completion of the vesting period, the trustees are required to vote the shares ratably with ballots cast by all other stockholders, unless the trustees determine that it would not be in the best interests of the trust beneficiaries to vote in such manner.  Upon the employee’s completion of the vesting period, the trustees are required to promptly distribute to such employee the shares allocated to such employee; provided, however, that the trustees may, in lieu of distributing the shares, make a cash payment to the employee equal to the fair market value of the shares allocated to such employee as of the date immediately prior to the date of distribution or distribute any combination of cash or shares, as determined by the trustees, in their sole discretion.  At April 13, 2005, a total of 598,000 shares have been allocated to employees and directors and 99,700 shares remain unallocated.

(b)

Percent of class:
At April 13, 2005, the Trust may be deemed to be the beneficial owner of an aggregate of 697,700 shares of Common Stock, which constituted approximately 8.8% of the shares of Common Stock outstanding as of April 13, 2005.

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote None.
(ii)

Shared power to vote or to direct the vote
697,700 shares of Common Stock, of which shares the Trust disclaims beneficial ownership.  The trustees are required to vote the shares held by the Trust ratably with ballots cast by all other stockholders, unless the trustees determine that it would not be in the best interests of the trust beneficiaries to vote in such manner.

(iii) Sole power to dispose or to direct the disposition of None.
(iv)

Shared power to dispose or to direct the disposition of
697,700 shares of Common Stock, of which shares the Trust disclaims beneficial ownership.   The shares held by the Trust are allocated,  from time to time, to the Company’s employees.  The Trust has no other authority to dispose of the shares it holds.  Upon the employee’s completion of the vesting period, the trustees are required to promptly distribute to such employee the shares allocated to such employee; provided, however, that the trustees may, in lieu of distributing the shares, make a cash payment to the employee equal to the fair market value of the shares allocated to such employee as of the date immediately prior to the date of distribution or distribute any combination of cash or shares, as determined by the trustees, in their sole discretion.

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.
Item 8.	Identification and Classification of Members of the Group
Not Applicable.
Item 9.	Notice of Dissolution of Group
Not Applicable.
Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 16, 2005	May 16, 2005
(Date)	(Date)

/s/ Don H. Coleman	/s/ K. Kenneth Kotler
Don H. Coleman	K. Kenneth Kotler
Trustee	Trustee